File No. 82-763

Date	25 August 2005
Company	Securities and Exchange Commission
Fax no	+ 1 202 772 92 07
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, Senior VP Communications & Investor Relations
No of pages (inclusive)	4

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
Communications
& Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

SUPPL

SCA

05011214

Re: Svenska Cellulosa Aktiebolaget SCA
Rule 12g3-2 (b) Exemption
File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, **"SCA to implement extensive efficiency enhancement program"** which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Margareta Hed

Peter Nyquist / Margareta Hed

Encl.

dlw 9/15

RELEASE

File No 82-763

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, 103 97 Stockholm, Sweden
Tel +46 8 788 51 00, Fax +46 8 678 81 30
www.sca.com

SCA

SCA to implement extensive efficiency enhancement program

With the aim of strengthening conditions to regain a favourable profitability SCA has decided to implement an extensive efficiency enhancement program. Measures to be implemented include phasing out of 350,000 tons of testliner and 100,000 tons of tissue, corresponding to 17% and 7% of SCA's European capacity respectively. Technology-enhancing investments are being made to achieve improved product quality. It is assessed that SCA's market share within corrugated board and tissue products will not be affected. The program, which will affect all business areas and 3,600 employees, is expected to result in annual savings of SEK 1,550 M when fully completed.

Cash-flow related restructuring costs amount to SEK 2,600 M, while the net of investments and divestments will result in additional expenditures of SEK 900 M (investments of SEK 1,900 M and divestments of SEK 1,000 M). Furthermore, the program will entail write-downs of plants and machinery of SEK 2,300 M for units planned to be taken out of operation.

It is planned that the measures in all significant respects will be fully implemented before the end of the first quarter of 2007. It is expected to realize savings of slightly more than SEK 600 M in 2006 and SEK 1,350 M in 2007, after which full annual effect, SEK 1,550 M, will be achieved. The effect of cost savings during the current year is expected to be limited to SEK 50 M. These cost savings will be in addition to the cost-savings program in progress that was implemented in the fourth quarter of 2004 and the first quarter of 2005, which is expected to result in annual savings of SEK 1,200 M with full effect as of 2006.

SEK 2,100 M of the cash-related restructuring costs will affect the Group's earnings in the current year and the remaining SEK 500 M will impact in 2006. All write-downs will be implemented in 2005. The cash-related restructuring expenses and net investments are expected to affect cash flow by SEK 400 M in 2005, SEK 2,300 M in 2006 and SEK 800 M in 2007.

"With the total action program, which includes capacity shutdowns within packaging and tissue, SCA is taking further decisive measures to strengthen the conditions for favorable profitability and to contribute to an improvement of the balance in the market for liner and tissue", says CEO Jan Åström.

RELEASE

File No. 82-763

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)

SCA

Packaging business area

The measures, which will primarily affect the European packaging operations, must be seen in part against the background of the prevailing surplus supply of containerboard and its negative effects on pricing and profitability. SCA is therefore taking a number of measures to improve its production structure and reduce costs.

The Group's testliner operations will reduce production capacity by 350,000 tons. Within corrugated board, a number of converting units will be closed and volumes transferred to more competitive units. In addition, investments are carried out to increase capacity and quality, in order to retain market volumes attributable to the converting units that will be closed. The number of employees in the business area will be reduced by 2,000. The annual savings are expected to amount to SEK 860 M with full effect as of 2008.

Hygiene Products business area

Within Hygiene Products, the measures are focused on the European tissue operations, where excess capacity and increased purchasing pressure from the retail segment have a negative effect on profitability. Through the closure of several units, SCA's European tissue capacity will be reduced by 100,000 tons, while investments will be made in a new machine with a capacity of 60,000 tons, and at the same time investments are being made in modern converting lines that result in higher productivity and improved product quality. Projects within Personal Care will include transfer of production to the Group's operations in Eastern Europe. The number of employees in the business area will be reduced by 1,500 persons. The annual savings are estimated to amount to SEK 650 M as of 2008.

Other

Within all business areas, a number of projects will be implemented, in certain cases accompanied by investments, which are intended to increase productivity and product quality. The program's shutdowns and divestments only comprise units with insufficient competitiveness or limited development potential.

About three fourths of the personnel reductions will take place in Europe. The projects included in the program will be subject to negotiation or information to the employees' trade union organizations in each country.

RELEASE

File No. 82-763

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)

SCA

Web-casted telephone conference today

Due to the efficiency enhancement program a live broadcasted telephone conference will be held today at 14:00 CET. To participate in the listen-only session, please visit **www.sca.com/investors**. If you want to be able to participate in the Q & A session with your questions, please dial-in to one of the telephone numbers below:

Dial-in number Sweden:	**+46 850 520 110**	quote: SCA
Dial-in number UK:	**+44 207 162 0090**	quote: SCA
Dial-in number US:	**+1 334 323 6201**	quote: SCA

The slide presentation will be available at www.sca.com/investors.

Stockholm, 25 August 2005
SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations

For further information please contact:
Jan Åström, President and CEO, tel; +46-70 586 07 01.
Lennart Persson, Executive Vice President and CFO, tel: +46-70 536 33 47.
Peter Nyquist, Senior Vice President Communications and Investor Relations, tel: +46-70 575 29 06.